Golden Metropolis International Ltd.

c/o Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.

229 Changjiang Road East, Xinwu District

Wuxi, Jiangsu Province

People’s Republic of China 325025

August 1, 2018

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Golden Metropolis International Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed March 20, 2018

File No. 333-221955

Dear Ms. Long:

We are in receipt of Staff’s comment letter dated April 3, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

General

1.	We note that your website referenced on page 83 is not operational. Please advise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have registered a domain of www.goldenmetropolis.com, which we plan to use as our corporate investor relations website and to post our key corporate governance documents, including our board committee charters and our code of ethics. The website is currently under construction and we expect it to be complete prior to our proposed listing on Nasdaq. We have revised our disclosure in the registration statement accordingly.

2.	We have read your response to comment 4 from our letter dated January 4, 2018. Given that you restated your Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 and six months ended June 30, 2017 and 2016, please revise your filing to provide a risk factor to specifically state, if true, that your accounting personnel have limited knowledge of U.S. GAAP and SEC rules and regulations. Your disclosure should clearly discuss the level of U.S. GAAP expertise that the preparers of your financial statements have. Please also identify any steps taken to increase your level of experience with U.S. GAAP and SEC rules and regulations.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added the following risk factor on page 19.

We are substantially dependent upon our accounting advisor because our Chief Financial Officer lacks experience in preparing the financial statements according to U.S. GAAP and the SEC rules and regulations.

Our Chief Financial Officer has limited knowledge and experience of U.S. GAAP and SEC rules and regulations. Such lack of knowledge and experience may cause oversight and may result in non-compliance with rules regarding with record keeping, financial reporting and corporate governance, which in turn, may delay our registration process, increase our accounting and compliance cost, result in penalties and litigations, and negatively affect our financial performance.

Substantially all of our business operations are located in Mainland China. Although our financial statements are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. In order to comply with SEC reporting standards, currently, we have engaged a third-party accounting advisory firm to participate in our financial closing process, including proposing applicable conversion adjustments to the consolidated trial balance and assist us in preparing the U.S. GAAP financial statements and footnotes. The Company’s CFO and Controller review and approve all conversion adjustments and final financial statements under U.S. GAAP. The advisory firm also trains our accounting staff for U.S. GAAP reporting. The advisory firm has been providing accounting, financial reporting and financial management advisory services primarily to China-based U.S. public companies since 2011. Both founders of the advisory firm previously worked in a PCAOB registered public accounting firm and are U.S. CPAs.

We have also established an audit committee, which shall make such examinations as necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. Our Chair of the Audit Committee, Ms. Peiling Chen is a certified public accountant and has extensive US GAAP and public accounting experience. See “Management.”

We are also seeking suitable candidate for the role of Chief Financial Officer. We expect the candidate to have previous professional working experience in financial reporting according to U.S GAAP and in compliance with SEC and NASDAQ rules and regulations.

Prospectus Cover Page

3.	We note your response to comment 5 of our letter dated January 4, 2018; however, we request the cover page also include a brief statement that you are a controlled company.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added a brief statement that we are a controlled company on the cover page of the prospectus.

2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

4.	Please separately present charge-offs in your presentation of changes in your allowance for doubtful accounts or revise your accounting to report these adjustments as negative bad debt expense instead of as recoveries. Refer to ASC 310-10-35-41 for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we did not write off any accounts receivable balances in the past. Due to the nature of customers, which are mainly governments, state-owned companies, real-estate developers and large private companies. We are experiencing delays in collection, but none of our customer has denied payments to us. We have improved our collection efforts since 2016 and our average accounts receivable turnover in days has decreased since then due to these efforts.

As of June 30, 2018, we have successfully collected 44%, 76% and 90% of the accounts receivable balances as of December 31, 2017, 2016 and 2015, respectively. We will continue to improve our collection efforts and are considering using legal channels to expedite the collection process. We have revised our disclosure in the Liquidity and Capital Resources section beginning on page 49 accordingly.

5.	We note that the balance of accounts receivable greater than 1 year as of June 31, 2017 and December 31, 2016 was 31% and 39%, respectively. Given your disclosure on page 4 that if you continue to experience an increase in accounts receivable without substantial collection, this could have a material adverse effect on your financial, please revise your disclosure to quantify cash collected related to accounts receivable greater than 1 year as of December 31, 2016.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added the following disclosures in the Liquidity and Capital Resources section on page 50.

As of June 30, 2018, the amounts of the subsequent collections for the outstanding accounts receivable as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	Subsequent collections up-to June 30, 2018	% of collections
AR Within 90 days	$25,917,446	$10,850,232	42%
AR aged from 91 to 180 days	4,232,475	1,516,573	36%
AR aged from 181 to 365 days	10,807,208	4,712,900	44%
AR over 1 year	23,702,708	11,384,385	48%
Total	$64,659,837	$28,464,090	44%
Bad debt allowance	(7,936,383)
AR net	$56,723,454

	December 31, 2016	Subsequent collections up-to June 30, 2018	% of collections
AR Within 90 days	$21,405,872	$17,352,779	81%
AR aged from 91 to 180 days	2,901,088	1,332,167	46%
AR aged from 181 to 365 days	4,027,715	3,321,438	82%
AR over 1 year	25,922,530	19,334,753	75%
Total	$54,257,205	$41,341,137	76%
Bad debt allowance	(10,385,083)
AR net	$43,872,122

3

6.	Please disclose whether there are still any receivables that were over 1 year old on 12/31/15 that have not been subsequently fully collected. If so, please tell us the positive factors that you considered in concluding that such receivables should not be written-off given your accounting policy on page 43 that delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added the following disclosures in the Liquidity and Capital Resources section on page 50.

As of June 30, 2018, we have approximately $3.7 million of accounts receivable balances that were over 1 year old on December 31, 2015 that have not been subsequently fully collected. We consider these balances still collectible because these outstanding balances were related to certain government funded projects and several large real-estate developers. During our on-going collection efforts, these customers confirmed that they will process the payments as their priority in 2018. As a result, we believe it still probable to collect those balances.

Executive Compensation, page 83

7.	Please update to include the information required Item 6(b) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have updated the disclosure under the Executive Compensation section beginning on page 85.

Consolidated Financial Statements, page F-1

8.	Please update your financials pursuant to Item 8 of Part 1 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have provided consolidated financial statement for fiscal years ended December 31, 2017 and 2016 starting on page F-1.

Restatement, page F-8

9.	So that we may better understand your restatement please provide the line item detail for the provision and impairment charges and accounts receivable that reconciles back to your adjustment total for the years ended December 31, 2016 and 2015 and six months ended June 30, 2017 and 2016.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff the following:

Restatement for the year ended December 31, 2016 and 2015

The Company discovered the errors in including the recovery of accounts receivable’s allowance provisions in the non-cash adjustment entry of the previously filed consolidated cash flow statements for the years ended December 31, 2016 and 201 contained in the Company’s registration statement on Form F-1 on December 8, 2017. The consolidated cash flow statements for the year ended December 31, 2016 and 2015 have been restated to reflect the cash nature of the recovery of bad debts in the cash flow from operating activities. The impact of these restatements on the consolidated cash flow statements as previously reported is summarized below:

Selected consolidated statements of cash flows information for the year ended December 31, 2016:

	Previously
	Reported	Adjustment	Restated

Cash Flows from Operating Activities:
Adjustments to reconcile net income to net cash used in operating activities:
Provision and impairment charges	685,118	4,405,314	5,090,432

Changes in operating assets and liabilities:
Accounts receivable	110,308	(4,288,284)	(4,177,976)
Other receivables	1,506,747	(117,030)	1,389,717

4

Selected consolidated statements of cash flows information for the year ended December 31, 2015:

	Previously
	Reported	Adjustment	Restated

Cash Flows from Operating Activities:
Adjustments to reconcile net income to net cash used in operating activities:
Provision and impairment charges	1,062,793	2,688,168	3,750,961

Changes in operating assets and liabilities:
Accounts receivable	11,286,562	(2,471,170)	8,815,392
Cost and earnings in excess of billings	(13,973,542)	(216,998)	(14,190,540)

Changes of allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follow:

	For the years ended December 31,
	2016	2015
Beginning balance	$11,115,185	$10,320,991
Bad debt provision	4,303,598	3,738,829
Bad debt recovery	(4,288,284)	(2,471,170)
Foreign exchange translation	(745,416)	(473,465)
Ending balance	$10,385,083	$11,115,185

Restatement for six months ended June 30, 2017 and 2016

The Company discovered the errors in including the recovery of accounts receivable’s allowance provisions in the non-cash adjustment entry of the previously filed interim unaudited condensed consolidated cash flow statements for six months ended June 30, 2017 and 2016 contained in the Company’s registration statement on Form F-1 on December 8, 2017. These statements have been restated to reflect the cash nature of the recovery of bad debts in the cash flow from operating activities. The impact of these restatements on the consolidated cash flow statements as previously reported is summarized below:

Selected unaudited condensed consolidated statements of cash flows information for the six months ended June 30, 2017:

	Previously
	Reported	Adjustment	Restated

Cash Flows from Operating Activities:
Adjustments to reconcile net income to net cash used in operating activities:
Provision and impairment charges	(1,196,925)	3,089,189	1,892,264

Changes in operating assets and liabilities:
Accounts receivable	8,688,231	(3,089,189)	5,599,042

5

Selected unaudited condensed consolidated statements of cash flows information for the six months ended June 30, 2016:

	Previously
	Reported	Adjustment	Restated

Cash Flows from Operating Activities:
Adjustments to reconcile net income to net cash used in operating activities:
Provision and impairment charges	(1,072,554)	3,279,806	2,207,252

Changes in operating assets and liabilities:
Accounts receivable	15,754,861	(3,279,806)	12,475,055

Changes of allowance for doubtful accounts for the six months ended June 30, 2017 and 2016 are as follow

	For the six months ended June 30,
	2017	2016
Beginning balance	$10,385,083	$11,115,185
Bad debt provision	1,892,264	2,207,252
Bad debt recovery	(3,089,188)	(3,279,806)
Foreign exchange translation	234,473	(263,280)
Ending balance	$9,422,632	$9,779,351

Exhibits

10.	Please file all exhibits, including the tax and legality opinions, with your next amendment.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have filed the opinion of Ortoli Rosenstadt LLP, our counsel as to U.S. federal tax matters under exhibit 8.1 and the opinion of Jiangsu Junjin Law Firm, our PRC counsel as to certain PRC tax matters under exhibit 8.2. We plan file the rest of the exhibits and legal opinions in our next amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

Golden Metropolis International Limited

By:	/s/ Minpei Zha
Name:	Minpei Zha
Title:	Chief Executive Officer

6